EXHIBIT 99.1

QUANTUM BIOPHARMA RECEIVES NASDAQ NOTIFICATION OF REGAINING COMPLIANCE WITH NASDAQ’S MINIMUM BID PRICE REQUIREMENT AND COMPLETES DEBT SETTLEMENTS

Toronto, Ontario – September 6, 2024 -- Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce that it has received a formal notice from The Nasdaq Stock Market, LLC (“Nasdaq”) stating that the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. Quantum BioPharma is now in compliance with all applicable listing standards and will continue to be listed and traded on the Nasdaq.

Debt Settlements

In addition, further to its press release dated August 23, 2024 (the “August 23 Release”), the Company has completed debt settlements in the amount of $450,000 with each of Anthony Durkacz, Zeeshan Saeed and Donal Carroll, officers of the Company, (together, the “Executives”) to preserve the Company’s cash through the issuance of  248,160 Class B Shares, at a deemed price of $5.44 per Class B Share (each, a “Debt Settlement”).

Capitalized terms not otherwise defined herein have the meanings attributed to them in the August 23 Release.

The Class B Shares are subject to a four month and one day hold period pursuant to the policies of the CSE and applicable securities laws.

Related Party Transaction

Each Debt Settlement constituted a “related party transaction”, as such term is defined in MI 61-101 due to the involvement of each of the Executives, who are officers of the Company, and would have required the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of each such transaction. However, in completing the Debt Settlements, the Company relied on the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, in respect of the participation of the Executives in the Debt Settlements as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the Executives, exceeds 25% of the Company’s market capitalization (as determined under MI 61-101).

Further details will be included in a material change report to be filed by the Company. While the Company filed a material change report in respect of the Debt Settlements and the Executive’s participation in the Debt Settlements on August 29, 2024, the Company did not file the material change report more than 21 days before the closing date of the Debt Settlements. In the Company’s view, the shorter period was necessary to permit the Company to close the Debt Settlements in a timeframe consistent with usual market practice for a transaction of this nature and was reasonable and necessary to improve the Company’s financial position in a timely manner in the circumstances. Further, the Executives indicated a desire to complete the Debt Settlements on an expedited basis.

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Early Warning Disclosure

This press release is being issued in accordance with the requirements of National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), in connection with the filing of the Early Warning Reports by Xorax Family Trust (“Xorax”), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co-Chairman of Quantum BioPharma is a beneficiary, whose registered address is 3688 Stratton Woods Court, Mississauga, Ontario, L5L 4V2, and Fortius Research and Trading Corp. (“Fortius”), a corporation of which Anthony Durkacz, a Co-Chairman of Quantum BioPharma, is a director, whose registered address is 2045 Lakeshore Boulevard West, Suite 3006, Toronto, Ontario M6V 2Z6 in connection with Debt Settlements completed by each of Messrs. Saeed and Durkacz (collectively, the “Acquirors”) and the Company, whose registered address is 199 Bay St., Suite 4000, Toronto, Ontario M5L 1A9.

On September 6, 2024, each of Messrs. Saeed and Durkacz settled debt in the amount of $450,000 with the Company and acquired 82,720 Class B Shares at a deemed price of $5.44 per Class B Share.

Following the Debt Settlement, Xorax, along with its joint actor, Mr. Saeed, owns 3 Class A Shares and 117,201 Class B Shares representing 50% of the outstanding Class A Shares, 6.31% of the outstanding Class B Shares, and 26.93% of the voting rights attached to all of the Company’s outstanding voting securities on a non-diluted basis. Prior to the Debt Settlement, Xorax, along with its joint actor, Mr. Saeed, owned 3 Class A Shares and 34,481 Class B Shares, which represented 50% of the outstanding Class A Shares, 2.14% of the outstanding Class B Shares, and 26.45% of the voting rights attached to all of the Company’s outstanding voting securities on a non-diluted basis.

Following the Debt Settlement, Fortius, along with its joint actor, Mr. Durkacz, owns 3 Class A Shares and 105,750 Class B Shares representing 50% of the outstanding Class A Shares, 5.69% of the outstanding Class B Shares, and 26.61% of the voting rights attached to all of the Company’s outstanding voting securities on a non-diluted basis. Prior to the Debt Settlement, Fortius, along with its joint actor, Mr. Durkacz, owned 3 Class A Shares and 23,030 Class B Shares, which represented 50% of the outstanding Class A Shares, 1.24% of the outstanding Class B Shares, and 26.10% of the voting rights attached to all of the Company’s outstanding voting securities on a non-diluted basis.

The Acquirors acquired the above-noted Class B Shares for investment purposes. In the future, the Acquirors will evaluate their respective investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease their respective shareholdings as circumstances require through market transactions, private agreements, or otherwise.

The Acquirors currently have no plans or intentions which would result in a corporate transaction, a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, a change in the board of directors or management of the Company, including any plans or intentions to change the number or term of directors or to fill any existing vacancies on the board, a material change in the Company’s business or corporate structure, a change in the Company’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of Company by any person or company, a class of securities of the Company being delisted from, or ceasing to be authorized to be quoted on, a marketplace, the Company ceasing to be a reporting issuer in any jurisdiction of Canada, a solicitation of proxies from securityholders, or an action similar to any of those enumerated.

Copies of the Early Warning Reports being filed by the Acquirors may be obtained on the Company’s SEDAR+ profile or by emailing rehansk@gmail.com or calling 416-786-6063 for Xorax’s Early Warning Report, or by emailing adurkacz@quantumbiopharma.comor calling 416-720-4360 for Fortius’ Early Warning.

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Class A Share Offering

In addition, as approved by the shareholders of the Company at the annual general and special meeting of shareholders held on July 22, 2024, the Company is also pleased to announce a non-brokered private placement (the “Offering”) of class A multiple voting shares (“Class A Shares”). The Company expects to offer up to 6 Class A Shares at a price of $6.00 per Class A Share, and expects that the entirety of the Offering will be subscribed for by entities beneficially owned or controlled by Zeeshan Saeed and Anthony Durkacz, being the existing holders of Class A Shares. When the Company initially went public in 2018, the voting rights attached to the Class A Shares equalled 75.87% of the aggregate voting rights attached to the Class A Shares and and Class B Shares. As a result of issuances of Class B Shares over the intervening 6 years, that percentage has declined to 47.20%. The Company has determined that it would be in its best interests to proceed with the Offering, which, if fully subscribed, would result in the voting rights attached to the Class A Shares increasing to 64.13%, which returns those voting rights to nearly the same percentage as when the Company initially went public. The board of directors of the Company determined that the Offering was in the best interests of the Company and executed a board resolution approving the same on September 5, 2024. In its decision-making process, the board of directors had informal discussions excluding Messrs. Saeed and Durkacz to discuss the Offering, it reviewed the Company’s articles, and it reviewed the implications of issuing additional Class A Shares. Zeeshan Saeed and Anthony Durkacz abstained from this vote with respect to their interest in the resolution, in accordance with section 132(5) of the Business Corporations Act (Ontario) (the “OBCA”). In accordance with the OBCA, all the directors were required to sign the authorizing resolution in order for the Offering to be valid as if passed at a meeting of the directors of the Company, however, the signatures of each of Zeeshan Saeed and Anthony Durkacz do not constitute a vote by the insider as a director to approve the Offering. The Offering was unanimously approved by the directors of the Company entitled to vote thereon. All Class A Shares issued pursuant to the Offering will be subject to hold periods of four months and a day from the date of closing.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities to, or for the account or benefit of, persons in the United States or U.S. persons. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold to, or for the account or benefit of, persons in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The Company expects Zeeshan Saeed and Anthony Durkacz, being related parties as defined in MI 61-101, to participate in the Offering. The Company expects that any such resulting related party transaction will be exempt from the formal valuation requirement and minority shareholder approval requirements of MI 61-101 based on the exemptions under sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the fair market value of the Class A Shares being purchased will not exceed 25% of the Company’s market capitalization. The Company expects that the closing of the Offering will occur within 21 days of this announcement and that it will not file a material change report in respect of the related party transaction at least 21 days before the closing date. The Company deems this circumstance reasonable and necessary in order to complete the Offering in an expeditious manner.

Option and RSU Grants

The Company is also pleased to announce the grant of stock options (each, an “Option”) and restricted share units (each, an “RSU”). The Company granted an aggregate of 12,500 Options and an aggregate of 7,500 RSUs to a director and certain consultants of the Company. Each Option is exercisable at a price of $5.60 per Class B Share, expires two years from the date of grant and vest in one-third increments with the first batch being released immediately and the remaining two thirds vesting equally on the 6 month and 12-month anniversary of the date of grant. Each Option is exercisable to purchase one Class A Share. Each RSU granted vested immediately.

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Warrant Cancellation

Effective today, the Company has cancelled an aggregate of 7,692 warrants (“Warrants”) to purchase Class B Shares, which were previously granted to a board member. Management reviewed the Company’s outstanding Warrants and determined that the Warrants granted to such individual at an exercise price of $97.50 per Class B Share, no longer represented a realistic incentive to motivate such individual.

About Quantum BioPharma

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun it out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of March 31, 2024) of Celly Nutrition at www.cellynutrition.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s intention to utilize its large tax loss to offset future tax payable obligations against future profits; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to complete the Offering on the terms, timeline and with the subscribers indicated herein; the Company’s intention to rely on the exemptions set out in MI 61-101; and the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company will complete the Offering on the terms, timeline and with the subscribers indicated herein; the Company will be able to rely on the exemptions set out in MI 61-101; the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; and the Company will have the ability to carry out its other goals and objectives.

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These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to complete the Offering on the terms, timeline and/or with the subscribers indicated herein or at all; the Company’s inability to rely on the exemptions set out in MI 61-101; the Company’s inability to carry out its plans with respect to its new innovation and offerings; the Company’s inability to utilize its tax loss; the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; and the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments;

 and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final  short  form  base  shelf  prospectus dated December 22, 2023 and registration  statement  on  Form  F-3 containing a base shelf prospectus, each  under the heading “Risk  Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contact

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, Chief Executive Officer and Executive Co-Chairman of the Board

Email: info@QuantumBioPharma.com

Telephone: (416) 854-8884

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